Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES SALE AND LEASEBACK AGREEMENT FOR PREVIOUSLY ANNOUNCED NEWBUILD LR2 AFRAMAX TANKER

ATHENS, GREECE, July 16, 2024 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a sale and leaseback agreement with an unaffiliated Japanese third party for a previously announced newbuild LR2 Aframax tanker vessel (the “Vessel”). As announced on March 8, 2023, the newbuilding LNG-ready, scrubber-fitted, Tier III LR2 Vessel of approximately 114,000 dwt is expected to be delivered to the Company in the fourth quarter of 2025.

The bareboat financing amount totals US$44.25 million and as part of this agreement, the Vessel will be sold and chartered back on a bareboat basis for an eight-year period from delivery at bareboat charter rates equivalent to 96 monthly installments of US$7,132 per day and a balloon payment of approximately US$23.7 million payable together with the last installment, with an implied interest rate of Term SOFR plus 2.425% per annum. The Company has continuous options to repurchase the Vessel at predetermined rates following the second anniversary of the bareboat charter.

As previously announced on March 12, 2024, the Vessel has been chartered to Clearlake Shipping Pte Ltd. for a period of five years, upon delivery of the Vessel, at a rate of US$31,000 per day and an option to extend for a 6th and 7th year at a base rate plus profit sharing if declared by the charterer.
Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are very pleased to have started a relationship with this highly reputable Japanese leasing house, which opens up valuable new financing opportunities for us in Asian markets. We have secured very attractive terms to finance our first newbuilding vessel, ordered at a price of US$63.25 million, whose value has since appreciated considerably. This agreement provides the Company with a high advance rate at a very attractive cost, while retaining the option to repurchase the Vessel at any time after the second anniversary. Our remaining capital expenditures for the Vessel are US$19.0 million prior to delivery, with a final payment of US$34.8 million upon delivery. The daily cashflow breakeven, including lease payments, is estimated at about US$25,000 based on current expenses, which compares favorably with the US$31,000 daily charter rate secured for the first five years. We are also in advanced discussions with lessors for our other newbuild LR2 Aframax tankers.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.